Mail Stop 4561

June 23, 2009

Bart C. Shuldman
Chairman, President and CEO
TransAct Technologies, Inc.
One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

   Re: **Transact Technologies, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 16, 2009
      File no. 0-21121

Dear Mr. Shuldman:

   We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief